

June 4, 2021

Martin Lehr
Chief Executive Officer
Context Therapeutics LLC
3675 Market Street, Suite 200
Philadelphia, PA 19104

> **Re: Context Therapeutics LLC**
> **Registration Statement on Form S-1**
> **Filed May 27, 2021**
> **File No. 333-256572**

Dear Mr. Lehr:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Principal Stockholders, page 118

1.   Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Joseph Ventures Allium LLC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ben A. Stacke, Esq.